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SEC
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MAR 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
B-65998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2015 (MM/DD/YY) AND ENDING January 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knox Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East, Suite 205
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naichang Chen 203-886-6288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Naichang Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Knox Securities Corp., as of January 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ZADE NALLBANI
Notary Public
Connecticut
My Commission Expires Feb 28, 2017

Signature

President

Title

3/10-16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC

Certified Public Accountants and Consultants


218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Knox Securities Corp.

We have audited the accompanying statement of financial condition of Knox Securities Corp. (the "Company"), and the related notes as of December 31, 2015.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
March 18, 2016

KNOX SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2016

ASSETS

Cash	$	11,903
Other assets		900
TOTAL ASSETS	$	12,803

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to parent	$	89
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		552,988
Accumulated deficit		(540,284)
TOTAL STOCKHOLDER'S EQUITY		12,714
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,803

The accompanying notes are an integral part of this statement.

KNOX SECURITIES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Knox Securities Corp. (the "Company") was incorporated in the state of Delaware on January 29, 2003. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on January 2, 2004. The Company's revenue is primarily derived from providing investment banking services, merger and acquisition, financial advisory and general corporate consulting services to companies. The Company is a wholly-owned subsidiary of Knox Capital Corp. (the "Parent").

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company recognizes revenue from merger and acquisition advisory and consulting services, when applicable, at the time work is performed and services are rendered or as milestones are obtained, and from placement fees upon completion of the private placement offering.

3. CASH

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

4. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax purposes, and files a consolidated tax return with its Parent for federal and unconsolidated for the state.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended January 31, 2016 management has determined that there are no material uncertain income tax positions. At January 31, 2016 the deferred tax asset of $28,000 has been fully offset by a valuation allowance.

5. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of January 31, 2016, the Company had not entered into any subordinated loans agreements

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2016, the Company had net capital of $11,814 which exceeded the minimum requirement of $5,000 by $6,814 The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

8. RELATED PARTY TRANSACTIONS

Effective July 1, 2015, an expense sharing agreement (the "Agreement") was entered into with the Parent, allocating expenses to the Company based upon fixed percentages. For the year ended January 31, 2016, the Company incurred $68,615 in expenses related to this Agreement. For the year ended January 31, 2016, the Company shared office space with its sole shareholder, the Parent. In accordance with the Agreement, the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses

9. COMMITMENTS AND CONTINGENT LIABILITES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at January 31, 2016 or during the year ended.

10. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.